NorAm Capital Holdings, Inc.

15303 North Dallas Parkway, Suite 1030
Addison, Texas  75001

August 3, 2010

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 3561

Judiciary Plaza

450 Fifth Street NW

Washington, DC 20549-0405

RE:

NorAm Capital Holdings, Inc.

Form 10-K for the fiscal year September 30, 2009

Form 10-Q for the quarterly period ended December 31, 2009

File No. 0-02661

Dear Ms. Thompson:

This letter supplements the Company’s response of April 5, 2010, to the Staff’s comment letter dated March 22, 2010 addressed to Mr. Anthony Renteria.

In connection with our previous response, the Company acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

2.

That staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any further comments or need additional information, please direct them to my attention.

Sincerely,

/s/ Anthony Renteria

/s/ Dan Cofall

Anthony Renteria

Dan Cofall

President and Chief Executive Officer

Chief Financial Officer